Contact

www.linkedin.com/in/
oyinkansolafamiloni (LinkedIn)

Top Skills

Research
Matlab
Microsoft Office

Languages

English

Certifications

Understanding Obesity
Stanford Introduction to Food and Health
Professional Engineer (PE)
Professional Engineer (PE)
Child Nutrition and Cooking

Oyinkansola Familoni

Water, Wastewater Engineer | Co-Founder | Global Health
Atlanta Metropolitan Area

Summary

I am an environmental engineer, with a consulting background. I am driven by the 6th Sustainable Development goal. I am passionate about implementing Water, Sanitation, and Hygiene programs in underserved areas.

Experience

HDR

Senior Water/Wastewater Engineer
January 2023 - Present (9 months)
Atlanta, Georgia, United States

TasteDNA

Co-Founder + COO
October 2022 - Present (1 year)
Johns Creek, Georgia, United States

Oyin is a co-founder and COO of TasteDNA, a mobile app that accurately predicts meals users will love, within and outside their familiar cuisines, which exposes them to a diverse and delicious taste adventure.

Greeley and Hansen

Civil Engineer
August 2018 - December 2022 (4 years 5 months)
Greater Philadelphia Area

Jacobs

Environmental Engineer
May 2016 - December 2017 (1 year 8 months)
Greater Atlanta Area

Preliminary design, design, and construction management services for various water, wastewater, and related infrastructure projects for municipal and utility clients; Supporting design tasks related to water distribution systems including pumping, water storage, water treatment; Sanitary sewer systems

including pumping, rehabilitation of linear infrastructure, sewer conveyance, and wastewater treatment projects

University of Delaware
Office of the Registrar Graduate office assistant
October 2014 - December 2015 (1 year 3 months)
Newark, Delaware

- Reviewed and revised policies, procedures and other written material
- Responded to inquiries from various constituencies
- Update a variety of data in University of Delaware Student Information System (UDSIS) under the direction of professional staff members
- Surveyed other institutions on student academic policies and practices and compare to UD policies and procedures
- Assisted in identifying improvements to service, technological tools and other resources as well as prioritizing implementation of improvements

Jacobs
Water/Wastewater Engineering Intern
June 2015 - August 2015 (3 months)

• Led a team of 8 to gather inventory at 5 WWTPs of the Department of Watershed Management for the integration and implementation of a Computerized Maintenance Management System (CMMS) – IBM Maximo®
• Generated National Institute of Governmental Purchasing codes for 20,000 mechanical and electrical spare parts
• Produced technical memos, reviewed geotechnical report, and initial preliminary design for Clayton County Water Authority 17,000 square feet General Services Maintenance Building

LAGOS STATE WASTEWATER MANAGEMENT OFFICE
National Youth Service Corps Member/Junior Design Engineer
January 2013 - March 2014 (1 year 3 months)
Lagos, Nigeria

Assessed continuous preliminary site development for proposed biggest Municipal WWTP in the country - 6.6 MGD Plant
• Performed weekly Private Facility Monitoring (PFM) on existing wastewater treatment plants for high occupancy buildings, estates, hospitals, schools, and restaurants in the metropolis
• Developed the office website with engaging content as part of sensitization efforts to create awareness of wastewater risk and treatment possibilities

• Joined the school advocacy team and enlightened 150 high school students on wastewater management

Pittsburgh Water and Sewer Authority
Research Intern
July 2012 - December 2012 (6 months)

Investigated the efficiency of carcinogenic Haloacetic Acids (HAA) and Trihalomethanes (THM) removal by a one-year pilot study mixing system installed in a 0.5 Mgal storage tank
• Performed extractions and Total Organic Carbon (TOC) analysis on daily samples collected from the tank
• Monitored and recorded changes in pH, chlorine levels and residuals to satisfy Stage 2 DDBP by the United States EPA

Brown and Caldwell
Process Engineer Intern
May 2012 - July 2012 (3 months)

National Society of Black Engineers
3 years 2 months

Annual Convention Planning Committee, Speakers and Workshops Coordinator
March 2011 - May 2012 (1 year 3 months)

Work as a member on the Conference Planning Committee's Programs zone to plan the 38th Annual NSBE Convention in Pittsburgh with over 10,000 members anticipated in attendance

Responsible for the workshop tracks and speakers for convention consisting of nearly 100 collegiate workshop sessions and over 500 speakers

Chapter President
April 2010 - April 2011 (1 year 1 month)

• Provide leadership to the profession, the Board and the membership.
• Plan and chair Board and general meetings, including meeting agenda preparation in consultation with the executive board.
• Enforce adherence to the society's Constitution, By-laws , Regional and National directives and assure the integrity of the Board process
• Communicate with the membership on a regular basis such as by way of visits, or in inCite columns

• Review financial reports submitted by the executives, and advise the Board of these reports and any necessary actions by the Board

Community Outreach Chair
April 2009 - April 2010 (1 year 1 month)

• Foster a spirit of giving back to the community in NSBE members and cultivate volunteerism as life-long habits
• Create a non-academic atmosphere for NSBE members and cooperate representatives to interact

Chester Engineers
Process Engineer Co-Op/intern
May 2011 - October 2011 (6 months)

- Prepared plan and detail P&ID drawings for Valero Refinery, TX and Marathon Petroleum, MI using manual and CAD methods
- Worked closely in rapport with the design originator and recommended design changes
- Mastered governmental and IDB policies as concerns contracting consultants and procurement of goods and works for the Governments of Jamaica and Togo for project proposals

Nestle
Wastewater Audit Intern
July 2010 - August 2010 (2 months)

• Completed audit of Factory's Wastewater Treatment Plant (WWTP) and produced a 40-page detailed report.
• Researched possible solutions to issues and problems of WWTP based on findings.
• Provided recommendations to Industrial Services Manager on implementation of solutions.
• Responsible for New Staff induction and safety procedures based on industry best practices.

Roberto Clemente Minority Business Association (RCMBA)
Diversity Chair
March 2009 - March 2010 (1 year 1 month)

• Raise awareness in RCMBA members about issues concerning diversity
• Unite the students of other student organizations and RCMBA members, bringing them to embrace diversity around them

Pitt EXCEL
Pitt EXCEL's Summer Research Internship
June 2009 - July 2009 (2 months)

• Designed, built and operated a Microbial Fuel Cell
• Determined optimum air sparging rate for greatest power production at the cathode
• Wrote detailed article on research, "The Effect of Air Sparging on MFC Performance"
to be published on Science Direct

Swanson School of Engineering
Intern
February 2009 - April 2009 (3 months)
University of Pittsburgh, Pennsylvania

• Researched reclaimed water for drinking purposes over a period of 3 months
• Wrote detailed article on research, "Who Took my Water? : Reclaiming Water for Global Benefit"

_____

Education

Imperial College London
Global Master of Public Health, Public Health · (2019 - 2021)

University of Delaware
Master of Science (MSc), Environmental/Environmental Health
Engineering · (2014 - 2015)

University of Pittsburgh
B.Sc, Civil and Environmental Engineering · (2008 - 2012)

International School, University of Lagos
High school diploma, High School/Secondary Diplomas and
Certificates · (2004 - 2007)

Louisville Girls' High School
Junior high school diploma, Junior High/Intermediate/Middle School Education
and Teaching · (2001 - 2004)